Filed by Barrick Gold Corporation
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Placer Dome Inc.
Commission File Number: 1-9059
Date: November 1, 2005

Company Background

Barrick ranks among the world’s largest gold mining companies, with operating mines and development projects on four continents: North and South America, Africa and Australia.

The Company entered the gold mining business in 1983. Its success has been grounded in three key, complementary strategies:

•	a consistent investment in exploration and development;

•	a district development approach, aimed at optimizing reserves on highly prospective gold belts; and

•	disciplined acquisitions and mergers.

Barrick’s current record in mine development is the most recent demonstration of the success of these strategies. Three new mines entered production in 2005 and a fourth will do so in early 2006, each with significant reserves and further potential.

•	The Tulawaka mine in Tanzania: entered production in March 2005, ahead of schedule.
•	The Lagunas Norte mine in Peru: entered production in June 2005, ahead of schedule and within budget, and by Q3 2005 one of Barrick’s largest producers.
•
The Veladero mine in Argentina: poured gold ahead of schedule in September, 2005, marking the start of mining activities in the highly prospective Frontera District, our 30-million-ounce gold camp straddling the Chile/Argentina border.

•	The Cowal mine in Australia, on schedule to enter production in early 2006.

The Company is making significant progress with its other development projects as well, including the Pascua-Lama project in the Frontera District of Chile/Argentina, already home to the Veladero mine.

Barrick initially focused on acquiring and developing properties in North America. It began by transforming Goldstrike from a small heap-leach operation to the Company’s flagship property, with proven and probable gold reserves at year end 2004 of over 19 million ounces1 and two producing mines: Goldstrike Open Pit (Betze-Post) and Goldstrike Underground (Meikle and Rodeo). For the last decade, Goldstrike has contributed about 2 million ounces to Barrick’s annual production, and is still the Company’s largest producer.

1994

In 1994, in a move aimed at ensuring growth in reserves and production, Barrick expanded beyond its North American base when it acquired Lac Minerals Ltd., an international gold mining company with operating mines in Canada, the United States and Chile. The acquisition gave Barrick control of the El Indio Belt and an interest in the Veladero Project in Argentina, later consolidated through the merger with Homestake Mining Company in 2001. Veladero poured its first gold in September, 2005.

1996

In 1996, Barrick expanded its South American presence, acquiring Arequipa Resources Ltd., which had exploration properties in Peru, including Pierina. Within four months, Barrick had confirmed 6.5 million ounces of gold into reserves. Pierina began production in November 1998.

1999

In 1999, Barrick expanded to Africa, acquiring Sutton Resources Ltd., an exploration company with mineral properties in Tanzania, including the Bulyanhulu Gold Project. At the time of acquisition, the project’s gold reserves were 3.8 million ounces. Eighteen months later, Barrick had increased reserves to 10 million ounces and currently stands at 10.6 million ounces. Bulyanhulu began production in April 2001.

2000

In 2000, in an extension of its district development approach, Barrick acquired Pangea Goldfields Inc., a mining exploration company with properties in Tanzania, Canada and Peru. As part of the acquisition, the Company acquired a 70 percent interest in the Tulawaka exploration property, located 200 road kilometers from the Bulyanhulu Mine. Barrick took Tulawaka through the development phase, and brought it into production in March, 2005.

2001

In 2001, Barrick merged with Homestake Mining Company, and added mines in North America, South America and Australia to its global portfolio. The Australian assets included Kalgoorlie Consolidated Gold Mines (KCGM), a joint venture property, plus three operating mines and the Cowal Property, targeted to enter production in early 2006. South American assets included Homestake’s 60% interest in the Veladero project in Argentina, which poured its first gold in September 2005.The Barrick-Homestake merger created a combined company with the industry’s only ‘A’ rating, a portfolio of large, low-cost properties, and commanding land positions in prolific gold-producing regions of the world.

2002

In 2002, Barrick announced a significant grassroots discovery, Lagunas Norte, on its Alto Chicama District in north-central Peru, which it had acquired earlier.

2003

In 2003, Barrick met its production and total cash cost targets for the year, advanced its development projects, and implemented a new organization design using Regional Business Units in keeping with the Company’s growing global footprint.

2004

In 2004, Barrick met its original production and cash cost targets and made significant progress with its development projects, all of which remained on schedule for their target dates to enter production (the first three in 2005, and Cowal in early 2006). In July, the Company announced it would proceed with its Pascua-Lama development project, one of the largest undeveloped gold and silver mining properties in the world. Pascua-Lama, like Veladero, is located in the Frontera District which straddles the Chile-Argentina border. The Company also formed strategic partnerships in Russia and Central Asia, taking measured steps - as conditions warrant - to establish itself in the development of the gold industry in that geologically attractive part of the world. During 2004, the Company also increased reserves through the continued success of its exploration and district-development strategies.

2005

In 2005, Barrick brings three new mines into production. By third quarter, these mines are making a sizeable contribution to earnings and cash flow, helping to create one of the best production, earnings and cash flow quarters in Company history. Development projects are progressing well and the Company is on track to meet its production and cash cost targets for the full year.

Important Notice

Barrick plans to file with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8, which will include Barrick’s offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular, regarding the proposed business combination transaction referred to in the foregoing information, when these documents become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Barrick with the SEC at the SEC’s website at www.sec.gov. The prospectus and these other documents may also be obtained for free, once they have been mailed, on Barrick’s website or by directing a request to Barrick’s media or investor relations department.

1 Based on reserves calculated at December 31, 2004 using an assumed price of $375 per ounce for gold. Calculations were performed by employees of Barrick under the supervision of Rene L. Marion, P. Eng., Vice President, Technical Services of Barrick. Reserve calculations incorporate current and/or expected mine plans and cost levels. Barrick’s normal data verification procedures have been employed in connection with the calculations. For a breakdown of reserves by category and for additional information on Barrick’s reserve methodology, see Barrick’s most recent Annual Information Form / Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.